Pricing Supplement No. J233
To the Underlying Supplement dated February 8, 2011
Product Supplement No. JPM-I dated March 25, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 January 20, 2012
Credit Suisse AG
Structured Investments	Credit Suisse $15,118,000 Autocallable Knock-Out Notes due July 25, 2012 Linked to Brent Crude

General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if, on any trading day during the Review Period, the Closing Price of Brent Crude is equal to or greater than the Call Level. Investors should be willing to lose up to 100% of their investment if the notes are not automatically called and the Final Price of the Underlying is less than the Initial Price by more than the Knock-Out Buffer Amount. If the notes are not automatically called and a Knock-Out Event does not occur, at maturity investors will be entitled to receive only the principal amount of their notes. Investors in the notes must be willing to accept this risk and be willing to forgo interest payments, in exchange for the opportunity to receive a Call Premium payment if the notes are called. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	The Review Period, and therefore the earliest date on which the notes can be automatically called, commences on April 20, 2012.
•	Senior unsecured obligations of Credit Suisse AG, acting through its Nassau Branch, maturing July 25, 2012.†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•
The notes priced on January 20, 2012 (the “Pricing Date”) and are expected to settle on January 25, 2012. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:
The notes are linked to the price of Brent Crude. For additional information on the Underlying, see “—Closing Price” below and “The Reference Commodities—Brent Crude“ in the accompanying underlying supplement.

Automatic Call:	If the Closing Price of the Underlying on any trading day during the Review Period is greater than or equal to the Call Level, the notes will be automatically called.
Review Period:	The period from and including April 20, 2012 to and including the Valuation Date.
Call Level:	104.7185
Payment if Called:
If the notes are automatically called, for every $1,000 principal amount of notes, you will be entitled to receive, on the third business day following the date of the Automatic Call, a cash payment of $1,000 plus the product of $1,000 and the Call Premium. Any payment on the notes is subject to our ability to pay our obligations as they become due.

Call Premium:	5.40%
Payment at Maturity:	If the notes are not automatically called, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Underlying, as follows:
• If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount of notes will equal $1,000.
•
If a Knock-Out Event has occurred, your payment at maturity per $1,000 principal amount of notes will equal $1,000 plus the product of $1,000 and the Underlying Return. If the notes are not automatically called and a Knock-Out Event occurs, you will lose some or all of your investment at maturity.

Any payment on the notes is subject to our ability to pay our obligations as they become due.
Knock-Out Event:
A Knock-Out Event occurs if the Final Price is less than the Initial Price by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Level of the Underlying is less than 88.1840.

Knock-Out Buffer Amount:	20%
Underlying Return:	The performance of the Underlying from the Initial Price to the Final Price calculated as follows:
Final Price—Initial Price Initial Price
If the notes have not been called, the Underlying Return will be negative.
Initial Price:	110.23
Final Price:	The Closing Price of the Underlying on the Valuation Date.
Closing Price:*
On any trading day, the official U.S. dollar cash settlement price (expressed in dollars per barrel) for Brent Crude of the futures contract in respect of the first nearby month quoted by ICE Futures Europe (Bloomberg Ticker: “CO1 <Comdty>”), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg Ticker: “CO2 <Comdty>”) on such trading day.

Valuation Date:†	July 20, 2012
Maturity Date:†	July 25, 2012
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546TKY6
† The Pricing Date, the Valuation Date and the Maturity Date are subject to postponement, in each case as described in the accompanying underlying supplement under “Market Disruption Events.” The Maturity Date is subject to acceleration as described in the accompanying underlying supplement under “Commodity Hedging Disruption Events.”
Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this pricing supplement, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$5.00	$995.00
Total	$15,118,000.00	$30,850.00	$15,042,410.00
(1) Certain fiduciary accounts will pay a purchase price of $995.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The placement agents received a fee from Credit Suisse or one of our affiliates of $5.00 per $1,000 principal amount of notes.
The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$15,118,000.00	$1,732.52

J.P.Morgan
Placement Agent
January 20, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated February 8, 2011, the product supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated February 8, 2011:

http://www.sec.gov/Archives/edgar/data/1053092/000095010311000475/dp21056_424b2-us.htm

•	Product supplement No. JPM-I dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003155/a2191793z424b2.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table and examples illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying. The table and examples assume that the notes are not automatically called and reflect (i) the Call Level of 95% of the Initial Price and (ii) the Knock-Out Buffer Amount of 20%. In addition, the examples below assume that the Initial Price is 110. The hypothetical results set forth below are for illustrative purposes only. If the notes are not automatically called, the actual payment at maturity applicable to a purchaser of the notes will be based on the Final Price and on whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

There will be only one payment on the notes, whether automatically called or redeemed at maturity. An entry of “N/A” indicates that the notes would have been automatically called during the Review Period and no additional payment would be made at the originally scheduled maturity date. The hypothetical amounts payable on the notes set forth below are for illustrative purposes only. The actual amounts payable applicable to a purchaser of the notes will be based on the Closing Price of the Underlying during the Review Period, including, if the notes are not automatically called, on the Valuation Date.

Final Price	Underlying Return	Return on the Notes	Payment at Maturity
220.00	100.00%	N/A	N/A
209.00	90.00%	N/A	N/A
198.00	80.00%	N/A	N/A
187.00	70.00%	N/A	N/A
176.00	60.00%	N/A	N/A
165.00	50.00%	N/A	N/A
154.00	40.00%	N/A	N/A
143.00	30.00%	N/A	N/A
132.00	20.00%	N/A	N/A
126.50	15.00%	N/A	N/A
121.00	10.00%	N/A	N/A
115.50	5.00%	N/A	N/A
110.00	0.00%	N/A	N/A
104.50	-5.00%	N/A	N/A
99.00	-10.00%	0.00%	$1,000.00
88.00	-20.00%	0.00%	$1,000.00
87.99	-20.01%	-20.01%	$799.90
77.00	-30.00%	-30.00%	$700.00
66.00	-40.00%	-40.00%	$600.00
55.00	-50.00%	-50.00%	$500.00
44.00	-60.00%	-60.00%	$400.00
33.00	-70.00%	-70.00%	$300.00
22.00	-80.00%	-80.00%	$200.00
11.00	-90.00%	-90.00%	$100.00
0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Closing Price of the Underlying decreases from the Initial Price of 110 to a Final Price of 99. Because the Final Price is not less than the Initial Price by more than the Knock-Out Buffer Amount, a Knock-Out Event has not occurred and the Payment at Maturity is $1,000 per $1,000 principal amount of notes.

Example 2: The Closing Price of the Underlying decreases from the Initial Price of 110 to a Final Price of 77. Because the Final Price is less than the Initial Price by more than the Knock-Out Buffer Amount, a Knock-Out Event has occurred and the Payment at Maturity is $700 per $1,000 principal amount of notes, calculated as follows:

$1,000 + [$1,000 × -30%] = $700

Selected Purchase Considerations

•
POTENTIAL EARLY EXIT WITH CALL PREMIUM AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the notes is six months, the notes will be called before maturity if the Closing Price is equal to or greater than the Call Level on any trading day during the Review Period. If the notes are automatically called, you will be entitled to receive, on the third business day following the date of the Automatic Call, a cash payment of $1,054 per $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
EXPOSURE TO THE BRENT CRUDE PRICE — The Closing Price on any trading day is the official U.S. dollar cash settlement price (expressed in dollars per barrel) for Brent Crude of the futures contract in respect of the first nearby month quoted by ICE Futures Europe (Bloomberg Ticker: “CO1 <Comdty>”), provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg Ticker: “CO2 <Comdty>”) on such trading day. The Closing Price of Brent Crude has experienced significant fluctuations. Please see “Historical Performance” on page 7 of this pricing supplement.

•
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — Please refer to ‘‘Material United States Federal Income Tax Considerations’’ in this pricing supplement for a discussion of material U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying underlying supplement and the “Risk Factors” section of the accompanying product supplement.

•
YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT — If the notes are not automatically called and the Final Price has declined by more than 20% from the Initial Price, you will lose 1% of your principal amount for each 1% decline in the Final Price as compared to the Initial Price. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of the principal amount at maturity. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest bearing debt securities with similar maturities, including other of our debt securities. If the notes are not automatically called and a Knock-Out Event occurs, you will receive less than the amount originally invested in the notes. Under such circumstances, the return on the notes (the effective yield to maturity) will be negative. Even if it is positive, the amount payable on the notes, if any, may not be enough to compensate your for any loss in value due to inflation and other factors relating to the value of money over time.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the notes will be based on the performance of the Underlying, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes, and therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•
LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the Call Premium, as set forth on the cover of this pricing supplement, regardless of any appreciation in the Underlying, which may be significantly greater than the Call Premium. You could receive a lower payment if the notes are automatically called than you would if you had invested directly in the Underlying. In addition, if the notes are not automatically called, the maximum payment at maturity will be $1,000 per $1,000 principal amount of notes.

•
THE CLOSING PRICES OF THE UNDERLYING DURING THE REVIEW PERIOD MAY BE LESS THAN THE CLOSING PRICES OF THE UNDERLYING ON ANY TRADING DAY PRIOR TO THE REVIEW PERIOD — The notes will not be automatically called unless the Closing Price on any trading day during the Review Period is equal to or greater than the Call Level. This will be true even if the Closing Price was greater than or equal to the Call Level prior to the beginning of the Review Period. If the notes are not automatically called, your payment at maturity will not exceed $1,000 per $1,000 principal amount and you could lose some or all of your investment.

•
OWNING THE NOTES IS NOT THE SAME AS OWNING BRENT CRUDE — As a holder of the notes, you will not receive the return you would receive if you had actually purchased Brent Crude or exchange-traded or over-the-counter instruments based on Brent Crude. You will not have any rights that holders of such assets or instruments would have.

•
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event (as defined in the accompanying underlying supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 principal amount of notes upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration.

•
COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE PRICE OF BRENT CRUDE — Market prices of Brent Crude tend to be highly volatile. Commodity market prices are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to rapid fluctuations based on numerous factors, including changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the price of Brent Crude, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

•
THE NOTES ARE NOT REGULATED BY THE COMMODITY FUTURES TRADING COMMISSION —The proceeds to be received by us from the sale of the notes will not be used to purchase or sell any commodities futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute an investment in futures contracts, in options on futures contracts or in a collective investment vehicle that trades in futures contracts (i.e., the notes will not constitute a direct or indirect investment by you in futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the “CFTC.” We are not registered with the CFTC as a futures commission merchant or a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant or to persons who invest in regulated commodity pools.

•
THE EFFECTS OF ANY FUTURE REGULATORY CHANGE ON THE VALUE OF THE NOTES IS IMPOSSIBLE TO PREDICT — Futures contracts and options on futures contracts, including on those related to the Underlying, are subject to extensive statutes, regulations, and margin requirements. The CFTC, and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including for example the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of the holders of the notes.

•
THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO THE PRICE OF BRENT CRUDE — The price of IPE brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Closing Price of the Underlying on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	whether the Final Price has decreased, as compared to the Initial Price, by more than the Knock-Out Buffer Amount;

o	the expected volatility of the Underlying;

o	supply and demand trends for Brent Crude;

o	the time to maturity of the notes;

o	interest and yield rates in the market generally;

o
global supply and demand for Brent Crude and supply and demand trends for Brent Crude, which are influenced by such factors as forward selling by Brent Crude producers, purchases made by Brent Crude producers to unwind Brent Crude hedge positions, and production and cost levels in major Brent Crude-producing countries;

o	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect markets generally and which may affect the price of the Underlying; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including during the Review Period) could adversely affect the value of the Underlying and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity. For more information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the Closing Prices of the Underlying from January 1, 2007 through January 20, 2012. The Closing Price of the Underlying on January 20, 2012 was 110.23. We obtained the Closing Prices below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical Closing Prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on the Valuation Date. We cannot give you assurance that the performance of the Underlying will result in any return of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

For additional information about the Underlying, see the information set forth under “The Reference Commodities—Brent Crude” in the accompanying underlying supplement.

Material United States Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Underlying, that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that securities with a term of more than one year constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The characterization of securities as contingent payment debt instruments under these rules is likely to be adverse. However, if the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the security as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as contingent payment debt instruments or short-term debt obligations. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Legislation Affecting Securities Held Through Foreign Accounts

Under the “Hiring Incentives to Restore Employment Act” (the “Act”), a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” generally are certain payments attributable to withholdable payments. The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%. We will treat payments on the securities as withholdable payments for these purposes.

Withholding under the Act will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity. Generally, the Act’s withholding regime will apply to withholdable payments made after December 31, 2013, and to passthru payments made after December 31, 2014. Thus, if you hold your securities through a foreign financial institution or foreign corporation or trust, a portion of any of your payments made after December 31, 2013 may be subject to 30% withholding.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding the possibility that any portion of the return with respect to the securities could be characterized as dividend income and be subject to U.S. withholding tax.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Legislation Affecting Substitute Dividend and Dividend Equivalent Payments

The Act treats a “dividend equivalent” payment as a dividend from sources within the United States. Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). In the case of payments made after March 18, 2012, a dividend equivalent payment includes a payment made pursuant to any notional principal contract unless otherwise exempted by the IRS. Where the securities reference an interest in a fixed basket of securities or an index, such fixed basket or index will be treated as a single security. Where the securities reference an interest in a basket of securities or an index that may provide for the payment of dividends from sources within the United States, absent guidance from the IRS, it is uncertain whether the IRS would determine that payments under the securities are substantially similar to a dividend. If the IRS determines that a payment is substantially similar to a dividend, it may be subject to U.S. withholding tax, unless reduced by an applicable tax treaty.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual. Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Information Reporting Regarding Specified Foreign Financial Assets

The Act requires individual U.S. Holders (and certain U.S. entities that may be specified in future IRS guidance) with an interest in any “specified foreign financial asset” to file an annual report on new IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations). Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (1) any stock or security issued by a non-U.S. person, (2) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (3) any interest in an entity which is a non-U.S. person. Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision. The IRS has suspended the requirement to file IRS Form 8938 with income tax returns for returns that are filed before the date of release of IRS Form 8938. However, following the release of IRS Form 8938, U.S. Holders for which the filing of IRS Form 8938 has been suspended for a taxable year will be required to attach IRS Form 8938 for each suspended taxable year to their next income tax or information return required to be filed with the IRS. Penalties apply to any failure to file IRS Form 8938. Additionally, in the event a U.S. Holder does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the securities may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents received a fee from Credit Suisse or one of our affiliates of $5.00 per $1,000 principal amount of notes. For additional information, see “Underwriting” in the accompanying product supplement.

Credit Suisse